Registration No. 2-38679

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-1A

REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933                                                     [ ]

   Pre-Effective Amendment No.                                             [ ]
                               ----
   Post-Effective Amendment No. 37                                         [X]
                               ----

REGISTRATION STATEMENT UNDER THE
INVESTMENT COMPANY ACT OF 1940                                             [ ]

         Amendment No. 37                                                  [X]
                      ----


                          Pax World Fund, Incorporated
              ----------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

              224 State Street, Portsmouth, N.H.            03801
              ----------------------------------------------------
          (Address of Principal Executive Offices)       (Zip Code)

Registrant's Telephone Number, including Area Code: (603) 431-8022
                                                    --------------
Luther E. Tyson, President, 224 State Street, Portsmouth, N.H. 03801
--------------------------------------------------------------------
(Name and Address of Agent for Service)

Approximate date of proposed public offering:
                                             -----------------------

                                 -------------


It is proposed that this Filing will become effective:

 [X] Immediately  upon filing  pursuant to paragraph (b)(1)(VII) of Rule 485; or
 [ ] 60 days  after  filing pursuant to paragraph  (a); or
 [ ] On ______________,  pursuant to paragraph (b); or
 [ ] On______________, pursuant to paragraph (a) of Rule 485.


Registrant, pursuant to Investment Company Act Rule 24f-2, has elected to register under the Securities Act of 1933, an indefinite number of shares of its $1 par value Common Stock.









                                TABLE OF CONTENTS

                                      N-1A

Part B ..................................... Statement of Additional Information
Part C ..................................... Other Information

Signature Page








                                 PAX WORLD FUND
                                  INCORPORATED

                            ------------------------

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION









                          Pax World Fund, Incorporated

AMENDMENT DATED OCTOBER 21, 1996

At the special meeting of shareholders held on September 27, 1996, a new Investment Advisory Agreement between the Fund and the new owners of Pax World Management Corp. was approved. The Advisory Agreement as approved contains the same provisions as the prior agreement.

A special meeting of the Board of Directors followed the shareholders meeting and the following occurred: Luther E. Tyson, J. Elliott Corbett and Anthony S. Brown resigned as Directors and Laurence A. Shadek and Thomas W. Grant were elected to fill two of the three vacancies to hold office until the next shareholders meeting or until their successors are elected; Mr. Laurence Shadek and his siblings own 100% of the voting stock of the investment advisor. The officers of the Fund remained unchanged except that Laurence A. Shadek was elected Chairman of the Board of Directors and Thomas W. Grant was elected Vice-Chairman. J. Elliott Corbett resigned as Vice-President of the Fund and of the Adviser as well as resigning his Directorships with the Fund and the Adviser.

As of September 27, 1996 control of the Fund may be acknowledged to rest with the following persons: Laurence A. Shadek, Thomas F. Shadek, James M. Shadek and Katherine Shadek Boyle each of whom own a 25% voting stock interest in the Adviser, Pax World Management Corp.


The corporate officers of the Adviser are:

Chairman - Laurence A. Shadek
President - Thomas W. Grant
Senior Vice President Marketing - Thomas F. Shadek
Senior Vice President for Social Research - James M. Shadek
Senior Vice President - Katherine Shadek Boyle
Executive Vice President - Luther E. Tyson
Executive Vice President and Treasurer - Anthony S. Brown

Amendment dated October 21, 1996 to Statement of Additional Information dated April 22, 1996.











                                 PAX WORLD FUND
                                  INCORPORATED

                            ------------------------

                                     PART C

                                OTHER INFORMATION










                                     PART C.
                                OTHER INFORMATION

FINANCIAL STATEMENTS AND EXHIBITS

(a) No financial statements are included in the Amended Registration Statement.


(b) Exhibits

      *1.)   Articles of Organization
      *2.)   By Laws
      *3.)   Not applicable
      *4.)   Specimen copy of certificate of common stock
       5.)   Investment Advisory Contract
       6.)   Not applicable
       7.)   Not applicable
      *8a.)  Custodial  and  Depository  Agreements  with State  Street Bank and
             Trust Company
      *8b.)  Transfer and Disbursing agreements with PFPC, Inc
       9.)   Not applicable
     *10.)   Opinion and consent of counsel
     *11.)   Consent of Pannell Kerr Forster, P.C., independent auditors
     *12.)   Financial statements omitted under item 23 (Financial Statements)
      13.)   Not applicable
      14.)   Not applicable
     *15.)   Rule 12b- 1 Plan


* Previously filed pursuant to 1933 Act Registration Statement and Investment Company Act #811-2064-B and Rule 12b-1 Plan by amendment #24 to Form N-1A; Transfer Agent Agreement filed supplementally with a Supplement Prospectus, dated November 11, 1991; and Opinion of Counsel, Consent of Accountant and Financial Statements filed April 22, 1996, in Amendment #36 and which are all incorporated herein by reference.

NUMBER OF HOLDERS OF SECURITIES

     As of March 1,1996 there were the following record owners of Common Stock: approximately 48,000.

INDEMNIFICATION

     Statement  concerning  the  general  effect by statute  and  the by laws by
which  any  director  and  officer  is  indemnified   has  been  stated  in  the
registration of the Fund #2-38679 and is incorporated herein by reference.

LOCATION OF ACCOUNTS AND RECORDS

     The accounts, books and other financial records are maintained by the State Street Bank and Trust Company, 225 Franklin Street, Boston, MA 02110 and by the Fund at 224 State Street, Portsmouth, NH 03801. Transfer Agent records of shareholder accounts and activity are at PFPC, Inc. 400 Bellevue Parkway, Wilmington, DE 19809



                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of l933, the registrant has duly caused this amended registration to be signed on its behalf by the undersigned, thereto duly authorized, on the 21st day of October 1996.



                                            PAX WORLD  FUND, INCORPORATED

                                        by  /s/ Luther E. Tyson
                                            ------------------------------------
                                            Luther E. Tyson, President

        Pursuant to the requirements of the Securities Act of 1933, this amended registration statement has been signed by the following persons in the capacities indicated:



       /s/ Luther E. Tyson                   President and
------------------------------------         Principal Executive Officer
    Luther E. Tyson, President

      /s/ Anthony S. Brown                   Vice-President, Treasurer,
------------------------------------         Financial and Accounting Officer
       Anthony S. Brown

       /s/ C. Lloyd Bailey
------------------------------------         Director     /s/ Laurence A. Shadek
        C. Lloyd Bailey                                   ----------------------
                                                          Laurence A. Shadek
                                                          Chairman
     /s/ Ralph M. Hayward
------------------------------------         Director     /s/ Thomas W. Grant
       Ralph M. Hayward                                   ----------------------
                                                          Thomas W. Grant
                                                          Vice-Chairman
      /s/ Raymond L. Mannix
------------------------------------         Director
        Raymond L. Mannix

       /s/ Esther J. Walls
------------------------------------         Director
         Esther J. Walls

        /s/ Joy L. Liechty                   Director
------------------------------------
          Joy L. Liechty

     /s/ Sanford C. Sherman
------------------------------------         Director
        Sanford C. Sherman